UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

P/E CAPITAL DAO LLC

A Wyoming Limited Liability Company

CIK: 0001954925 | EIN: 92-0518560 | Wyoming Limited Liability CompanyPrincipal Address: 680 S Cache Street, Suite 100-7414, Jackson, Wyoming 83001Phone: (888) 929-2825

Website: https://aix.pecado.app/

OFFERING OF EMRL.D DIGITAL SECURITIES

Maximum Offering Amount: $20,000,000.00

Offering Price Per Security: $1.00

Maximum Number of EMRL.D Tokens Offered:20,000,000

Minimum Investment Amount: $1,000.00

P/E Capital DAO LLC ("P/E DAO," the "Company," "we," "us," or "our") is offering EMRL.D digital securities pursuant to Regulation A, Tier1, under the Securities Act of 1933, as amended.

EMRL.D consists of blockchain-based digital securities associated with the Company's real-world asset ("RWA") tokenization activities and related digital asset infrastructure.

Investing in these securities involves a high degree of risk.

No public market currently exists for the EMRL.D securities, and there can be no assurance that any market will develop.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that these securities are exempt from registration.

These securities are highly speculative.

	Per Security	Total Maximum Offering
Public Offering Price	$ 1.00	$ 20,000,000

The Company may offer these securities directly and/or through registered broker-dealers, placement agents, digital asset platforms, or other permitted distribution channels.

The offering will commence as soon as practicable after qualification of the Offering Statement by the Securities and Exchange Commission and will terminate on the earlier of:

the sale of all securities offered;

the termination of the offering by the Company

PRELIMINARY OFFERING CIRCULAR

Subject to Completion, datedJULY 28, 2026.

OFFERING CIRCULAR

ITEM 3-SUMMARY AND RISK FACTORS

SUMMARY.P/E Capital DAO LLC is a Wyoming limited liability company formed in 2022. The Company serves as the tokenization and ledger coordination layer within the AI.X PECADO ecosystem, supporting issuance, tracking, and sub-ledger structures for structured digital securities.

The AI.X PECADO public website describes the platform as infrastructure for tokenized real-world assets and identifies EMRL.D as a live emerald-linked token project within the ecosystem.

The Company is offering EMRL.D digital security tokens pursuant to Regulation A Tier1. EMRL.D tokens are intended to provide investors with tokenized exposure to a structured emerald-linked real-world asset strategy through contractual rights defined exclusively by this Offering Circular, the Company's operating agreement, thepurchaseagreement, the token terms, and related asset documentation. Unless expressly provided in final legal documents, ownership of EMRL.D tokens does not constitute direct ownership of emerald gemstones, safe keeping receipts, vault assets, the AI.X PECADO platform, or equity interests in any affiliate or operating company.

EMRL.D is a digitized equity security issued by P/E Capital DAO LLC (the "Issuer") and deployed on the Polygon blockchain. EMRL.D tokens represent equity interests in the Issuer, entitling holders to economic participation in the Issuer's operations and value creation activities. As such, EMRL.D constitutes an "equity security" within the plain meaning of Rule 261(c). EMRL.D does not constitute an "asset-backed security" as defined under Item 1101(c) of Regulation AB because physical emeralds are not financial assets generating cash flows that by their terms convert into cash within a finite time period, and because no such assets are held by the SPV at the time of this offering in any event.

EMRL.D is a Special Purpose Vehicle (SPV) that holds the underlying assets (an emerald gemstone stockpile) and related liabilities. The SPV is divided into fractional units, with each unit represented by a "token" (or data point) that references the SPV's CIK file number. This reference is established through an immutable smart contract linking the token to the corresponding CIK file number. Accordingly, each token represents a corresponding fractional equity interest in the SPV, with its value derived from the SPV's net asset value (NAV).

The Company expects to use offering proceeds for acquisition, integration, validation, custody, insurance, and lifecycle management of emerald-linked assets and related documentation; technology, smart contract, compliance, audit, legal, valuation, and platform costs; marketing and investor relations; reserves; and general working capital. The Company may revise allocations based on actual offering proceeds, market conditions, legal requirements, and operational needs, subject to the disclosures in this Offering Circular.

RISK FACTORS.An investment in EMRL.D involves substantial risk. Investors should purchase EMRL.D only if they can afford a complete loss of their investment.

    * Regulation A qualification risk:The offering statement may never be qualified by the SEC. Qualification is not an approval of the securities, the issuer, the token, the business plan, the emerald-linked strategy, or any valuation.

    * Limited operating history:The Company has a limited operating history and may not be able to execute its business plan, acquire or validate emerald-linked assets, maintain custody arrangements, or generate revenue.

    * Digital Security Classification Risk:EMRL.D is structured as a tokenized fractional equity interest in a Special Purpose Vehicle (SPV). Each token is linked to the SPV's CIK file number through an immutable smart contract and represents a proportional interest in the SPV's net asset value (NAV), which may subject EMRL.D to securities laws and regulatory oversight.

    * No direct gemstone ownership unless expressly documented:Token holders may not have direct title, possession, redemption rights, security interests, or liquidation rights in any emeralds, SKRs, or related assets unless those rights are expressly granted in final binding documents.

    * Valuation risk:Emeralds and colored gemstones are difficult to value. Valuations may vary materially based on grading, provenance, liquidity, methodology, market demand, appraisal assumptions, and the independence and qualifications of the valuation provider.

    * SKR and documentation risk:Any safe keeping receipt, inventory record, appraisal, certificate, or custody report may be incomplete, inaccurate, disputed, unenforceable, or subject to defects in title or authenticity.

    * Custody and insurance risk:The Company may rely on third-party custodians, vaults, carriers, insurers, auditors, and appraisers. Loss, theft, damage, fraud, insolvency, coverage exclusions, or operational failures may materially harm investors.

    * Liquidity risk:There may be no active secondary market for EMRL.D. Any planned or anticipated centralized exchange,Alternative Trading System(ATS), Over the Counter (OTC), broker-dealer, or platform integration may not occur, may be delayed, or may be discontinued.

    * Technology and smart contract risk:EMRL.D may depend on smart contracts, wallets, blockchain infrastructure, transfer restrictions, whitelisting, and sub-ledger reconciliation. Bugs, exploits, private-key losses, forks, chain outages, oracle failures, or administrative errors may cause losses.

    * Regulatory risk:Digital asset securities, tokenized real-world assets, broker-dealer activity, transfer-agent functions, ATS activity, exchange activity, custody, Know Your Customer (KYC), Anti-Money Laundering (AML), sanctions, tax, and cross-border distribution remain subject to evolving regulation and enforcement.

    * Related-party and conflict risk:The Company may transact with affiliates, managers, promoters, platform providers, tokenization providers, or operating partners. Conflicts may exist in valuation, allocation, asset acquisition, fees, platform use, and related-party compensation.

    * Use-of-proceeds discretion:Management will have discretion over the use of proceeds and may reallocate proceeds among permitted purposes. Actual uses may differ from estimates.

    * Market volatility risk:The market price of EMRL.D, if any, may fluctuate substantially and may not reflect the value of emerald-linked assets, issuer assets, issuer liabilities, token holder rights, or Company performance.

    * Cybersecurity risk:The Company and service providers may be subject to phishing, malware, credential theft, ransomware, social engineering, smart contract attacks, and other cyber incidents.

    * Investor eligibility and transfer restrictions:Investors may be required to satisfy KYC/AML, sanctions, investment-limit, jurisdictional, and wallet-whitelisting requirements. Tokens may be locked, frozen, refused, clawed back, or restricted under applicable law and token terms.

    * Tax uncertainty:The tax treatment of EMRL.D, token transfers, distributions, redemptions, or asset-linked returns may be uncertain and may vary by investor jurisdiction.

    * Bad actor and compliance risk:If any covered person is subject to Rule 262 disqualification or if required compliance procedures fail, the Company may lose the ability to rely on Regulation A or may face enforcement risk.

    * Forward-looking statements risk:Statements concerning future listings, liquidity, token prices, asset values, partnerships, technology integrations, fundraising, or operations are forward-looking and may not occur.

ITEM 4 - DILUTION

The Company does not currently anticipate material dilution to holders of the Tokens offered pursuant to this Offering Circular based on the Company's current capitalization and token allocation structure.

Any future issuance of additional securities or Tokens will be conducted in compliance with applicable law and the Company's governing documents and may result in dilution to existing holders.

ITEM 5 - PLAN OF DISTRIBUTION

The Company intends to conduct the offering on a best-efforts basis directly and/or through one or more registered broker-dealers, placement agents, funding partners, or other legally permitted intermediaries, if engaged. No underwriter has been engaged as of this draft. The Company will not accept subscriptions until the offering statement is qualified by the SEC. The Company may conduct investor education and testing-the-waters activity only in compliance with Regulation A legends and related requirements.

Investors must complete onboarding, KYC/AML, Office of Foreign Assets Control (OFAC) screening, investor questionnaires, subscription documentation, and wallet verification before any EMRL.D tokens are issued. The Company may reject any subscription in whole or in part. Investor funds may be held in escrow if a minimum offering amount or closing condition is adopted. If there is no minimum offering amount, the Company may conduct rolling closings after qualification and acceptance of subscriptions.

The Company may compensate broker-dealers, placement agents, finders, promoters, marketing providers, technology providers, or other persons only as permitted by law and only as fully disclosed. Any FINRA clearance required for underwriting or broker-dealer compensation must be completed before sales commence.

ITEM 6 - USE OF PROCEEDS

The Company expects to use net proceeds for the following purposes. Actual allocations will depend on the amount raised, timing of closings, availability of emerald-linked assets, legal requirements, service-provider costs, market conditions, and operating needs.

Use of Proceeds Category	Estimated Allocation	Description
Strategic Partner	40%	Allocated under a strategic Safe Keeping Receipt (SKR)-backed buy-call arrangement at $1.00 per token, supported by approximately $90 million in gemstone-related asset backing, potentially creating up to a $40 million obligation to the Special Purpose Vehicle (SPV) upon exercise.
EMRL.D S.A.S.	20%	Emerald Sociedad por Acciones Simplificada (Simplified Stock Company), a Colombian subsidiary for direct emerald sourcing from artisanal miners
Managers	15%	Stock options and performance incentives, subject to board approval
Treasury	15%	Reserved for liquidity operations, non-discretionary (cannot be touched)
Market Access & Development	10%	General operating expenses and partnerships, reserves, administrative costs, market listings, and contingencies

The Company reserves the right to change the use of proceeds within the categories disclosed above. No material portion of proceeds will be used to compensate officers, directors, managers, affiliates, or related parties unless specifically disclosed in this Offering Circular and approved under the Company's conflict-of-interest procedures.

ITEM 7 - DESCRIPTION OF BUSINESS

P/E Capital DAO LLC is a Wyoming limited liability company formed in 2022. The Company's business is to support tokenization and ledger coordination for structured digital securities within the AI.X PECADO ecosystem.

The AI.X PECADO platform publicly describes itself as infrastructure for tokenized real-world assets, supporting asset origination, token structuring, private access, market integration where applicable, and lifecycle management.

The Company's initial focus is EMRL.D, an emerald-linked digital security token project. EMRL.D is designed to provide a structured investment pathway connected to certified gemstone references and real-world asset frameworks. The Company expects to coordinate asset documentation, verification, token issuance, holder records, reporting, and transfer controls for EMRL.D. The Company may work with operating partners, gemstone suppliers, appraisers, custodians, tokenization providers, market-access providers, and compliance providers.

The Company is not a registered broker-dealer, investment adviser, national securities exchange, or alternative trading system unless specifically disclosed in an amendment. The Company does not intend to provide investment advice. Any broker-dealer, ATS, exchange, transfer-agent, or investment-advisory functions will be performed only by properly registered or exempt persons, as applicable.

ITEM 8 - DESCRIPTION OF PROPERTY

The Company's principal office is located at 680 S Cache Street, Suite 100-7414, Jackson, Wyoming 83001. The Company may not own material physical property other than digital records, contractual rights, intellectual property, tokenization records, and assets acquired or integrated in connection with EMRL.D. Any emerald gemstones, SKRs, custody arrangements, vault locations, insurance policies, or related asset documentation must be described in a future amendment after confirmation by management, counsel, custodian, and appraiser.

ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company is in an early stage of operations and expects to incur significant expenses related to legal compliance, audit, token infrastructure, asset documentation, custody, valuation, cybersecurity, investor onboarding, and platform integration. The Company's ability to continue operations will depend on proceeds from this offering, private financing, affiliate support, revenue from tokenization services, or other capital sources. The Company has not yet inserted audited financial statements into this draft; the MD&A must be updated after financial statements are complete.

Liquidity and capital resources. The Company expects to use offering proceeds to fund operations and EMRL.D asset strategy. If the Company raises less than the maximum offering amount, it may delay asset acquisition, reduce technology development, defer marketing, negotiate lower-cost service arrangements, or seek additional financing. There can be no assurance that additional financing will be available on acceptable terms.

ITEM 10 - DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Term
Virgilio Ibones III	Chief Operating Officer	April 4, 2025
Khalil Lahimer	Project Director	April 4, 2025
Paul Anthony Cervania	Project Director	April 4, 2025
Luis Miguel Marin	Marketing Director	January 22, 2026
Fernando Figueroa	Technology Officer	January 8, 2026
Eliseo Jojo Prisno	Project Advisor	April 4, 2025
Wilson Davis	Project Advisor	April 4, 2025
Candy Prisno	Managing Director	April 4, 2025
Abegail Joy Cervania	Client Relations Officer	April 4, 2025

The following table sets forth information regarding the Company's directors, officers, and significant employees as of the date of this Offering Circular.

Management is responsible for the overall strategic direction, operational oversight, regulatory compliance, business development, tokenization initiatives, and platform infrastructure of the Company.

The Company's directors, officers, and key personnel possess experience in digital assets, blockchain infrastructure, real-world asset tokenization, investment advisory services, strategic business development, and alternative asset markets.

ITEM 11 - COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company compensates its directors, officers, managers, consultants, and significant employees through a combination of cash compensation, equity interests, token allocations, consulting arrangements, and other incentive-based compensation arrangements, as determined by management and approved in accordance with the Company's governing documents.

As of the date of this Offering Circular, certain officers and managers may receive limited or no cash compensation while the Company remains in its development stage. The Company may, in the future, provide compensation through salaries, bonuses, profit-sharing arrangements, token incentives, equity participation, reimbursement of expenses, or other forms of compensation.

The Company may also enter into consulting, advisory, strategic partnership, or management agreements with related parties or affiliates in connection with its business operations, tokenization initiatives, technology infrastructure, regulatory compliance, and asset management activities.

All compensation arrangements are subject to applicable law, contractual agreements, and approval by management.

Name	Capacity	Cash Compensation	Token/Equity Compensation	Token/Equity Compensation	Other Compensation	Other Compensation	Total
Lahimer Khalil	EMRL.D	N/A	N/A	100,000	100,000	N/A	$200,000
Virgilio Ibones III	EMRL.D	N/A	N/A	100,000	100,000	N/A	$200,000
Paul Anthony Cervania	EMRL.D	N/A	N/A	100,000	100,000	N/A	$200,000
Luis Miguel Marin	EMRL.D	N/A	N/A	100,000	100,000	N/A	$200,000
Fernando Figueroa	EMRL.D	N/A	N/A	100,000	100,000	N/A	$200,000
Eliseo Jojo Prisno	EMRL.D	N/A	N/A	100,000	100,000	N/A	$200,000
Wilson Davis	EMRL.D	N/A	N/A	100,000	100,000	N/A	$200,000
Candy Prisno	EMRL.D	N/A	N/A	100,000	100,000	N/A	$200,000

ITEM 12 - SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding the beneficial ownership of the Company's membership interests, equity securities, and/or digital asset-backed tokens by:

each officer and director,

all officers and directors as a group,

and each person known by the Company to beneficially own 10% or more of the Company's outstanding securities.

Beneficial ownership is determined in accordance with applicable SEC rules and generally includes voting power and/or investment power with respect to the securities held.

Unless otherwise indicated, the Company believes that each person identified in the table possesses sole voting and investment power with respect to the securities beneficially owned by such person, subject to applicable community property laws and contractual arrangements.

Name	Class of Security	Amount Beneficially Owned	Percent Before Offering	Percent After Maximum Offering
Lahimer Khalil	EMRL.D	100,000	0.1%	0.1%
Virgilio Ibones III	EMRL.D	100,000	0.1%	0.1%
Paul Anthony Cervania	EMRL.D	100,000	0.1%	0.1%
Luis Miguel Marin	EMRL.D	100,000	0.1%	0.1%
Fernando Figueroa	EMRL.D	100,000	0.1%	0.1%
Eliseo Jojo Prisno	EMRL.D	100,000	0.1%	0.1%
Wilson Davis	EMRL.D	100,000	0.1%	0.1%
Candy Prisno	EMRL.D	100,000	0.1%	0.1%

ITEM 13 - INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company may engage in transactions and strategic arrangements with affiliated entities, related parties, management personnel, and third-party service providers in connection with its business operations, tokenization initiatives, fundraising activities, platform infrastructure, market development, and real-world asset strategies.

Such arrangements may include:

use of the AI.X PECADO Swap Portal infrastructure,

relationships involving P/E Capital Investments South East Asia (SEA) Private Limited,

tokenization and operational support provided by P/E Capital DAO LLC,

fundraising, compliance, or strategic support arrangements involving CapexFund,

operating or sourcing arrangements with Emerald S.A.S. and Colombian gemstone-related operations,

gemstone SKR and buy-call arrangements involving the Cahero Family Group,

strategic market-access, listing, blockchain, wallet, pricing, analytics, or integration relationships involving platforms such as BitMart, MEXC, LBank, Polygon, MetaMask, and CoinGecko,

Thailand-related initiatives involving Finstable Holdings Co., Ltd. and/or FForward,

management, treasury, advisor, or strategic token allocations,

SPV or team token repurchase arrangements,

and compensation or reimbursement arrangements involving affiliates, consultants, advisors, or related parties.

The Company intends to disclose material related-party transactions and conflicts of interest in accordance with applicable securities laws and SEC disclosure requirements.

ITEM 14 - SECURITIES BEING OFFERED

EMRL.D tokens are digital securities. Each EMRL.D token represents the contractual rights described in the Token Terms, subscription agreement, operating agreement, and this Offering Circular. The final legal structure must state whether EMRL.D is debt, equity, revenue participation, profit participation, membership interest, beneficial interest, contractual claim, asset-linked note, or another permissible security type under Regulation A. Until counsel confirms the final classification, this draft refers to EMRL.D as a digital security token and contractual investment right.

TOKEN HOLDER RIGHTS.Holders of the Tokens shall possess enforceable contractual rights associated with their ownership interests in the SPV, as set forth in the Company's governing documents, token terms, subscription agreements, and related offering materials.

Such rights may include:

economic and beneficial ownership interests associated with the SPV,

rights to participate in matters submitted for token holder voting, where applicable,

access to certain disclosures, reports, and information provided by the Company,

and other rights expressly granted under the governing agreements and applicable law.

Token holders' voting rights, if any, shall be limited to the matters specifically authorized by the Company's governing documents, operating agreements, or applicable contractual arrangements.

Except as expressly provided, ownership of the Tokens does not constitute direct ownership, possession, or title to specific underlying gemstone assets or physical property held, managed, or referenced by the SPV.

RESTRICTIONS. EMRL.D tokens may only be issued to approved investors and may be subject to transfer restrictions, lockups, whitelisting, KYC/AML, jurisdictional limitations, securities-law restrictions, smart contract restrictions, and registry reconciliation. The Company may refuse, reverse, freeze, or restrict transfers where required or permitted by law and token terms.

No guarantee of liquidity. The Company may seek integrations with OTC pathways, centralized exchanges, ATSs, broker-dealers, or other liquidity venues. No listing, trading market, bid support, price support, or liquidity is guaranteed.

ITEM 15-FINANCIAL STATEMENT(UNAUDITED)

PRE-OPERATING	2025
Current Assets	(USDT)
Cash	63,571.48
Receivables	-
Total CA	63,571.48
Other Assets
Pre-Operatinf Cost	180,503.52
Tokens (@seed price)	20,000,000.00
Total OA	20,180,503.52

TOTAL ASSETS	$ 20,244,075.00

Liabilities
Covertible Placements	244,075.00
AIX Development Reimbursement	-
244,075.00
Equity
Token Value (@seed price)	20,000,000.00
(100M @ $0.20)
TOTAL Liabilities & Equity	$ 20,244,075.00

-

This financial statement hasbeen prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

2026 Profit & Loss Statement	2026 Profit & Loss Statement
(Jan. 1-Jun. 30. 2026)	(Jan. 1-Jun. 30. 2026)
(USDT)
Cash Proceeds (Pioneer Investors)	525,175.00
Secondary Market Deployment
BitMart Global (Exchange)	104,800.00
Receivables from Institutional Investors (Buy Call Contract)	10,150,000.00
Receivables from Institutional Investors (Token Deposit)	300,000.00
AscendEX	244,034.00
AIX (OTC)	1,000,000.00
Gross Revenue	12,324,009.00
Cost of Sales
BitMart / Ascendex (Exchanges)	34,883.40
AIX (OTC)	400,000.00
Pioneer Tokens	335,731.00
Receivables from Institutional Investors (Buy Call Contract)	1,000,000.00
Receivables from Institutional Investors (Token Deposit)	65,759.60
Total Cost of Sales	1,836,374.00
Net Proceeds	$ 10,487,635.00

Cost Of Operations
Direct Project Cost	497,068.93
Token Awards (Founders)	1,156,000.00
Depreciation (Pre-ops)	180,503.52
Operating Expenses	76,905.45
$ 1,910,477.90

Gross Profit	$ 8,577,157.10

This financial statement hasbeen prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

EMRL.D. Ledger (SPV Financials 2026)	EMRL.D. Ledger (SPV Financials 2026)	EMRL.D. Ledger (SPV Financials 2026)
(Jan.1 -Jun 30, 2026)	(Jan.1 -Jun 30, 2026)	(Jan.1 -Jun 30, 2026)
CURRENT ASSETS		USDT/USD*
Cash & Cash Equivalent
Galaxy One (USD Fiat)		14,000.00	*
MetaMask (USDC)		372.10
Coinbase (USDT)		100.00
P/E Capital (USD Fiat)		300.00	*
Total Cash & Cash Equivalent		14,772.10

Receivables
Receivable from OTC		1,000,000.00
Receivable from Exchanges		348,834.00
Receivables from Institutional Investors (Token Deposit)		300,000.00
Receivables from Institutional Investors (Buy Call Contract)	Receivables from Institutional Investors (Buy Call Contract)	10,150,000.00
		11,798,834.00
Other Assets
Tokens for Deployment		818,130.00
SPV Tokens (Treasury)		15,000,000.00
Token Valuation Adjustment		86,763,551.00	^
Future Token Awards		9,220,000.00
RWA Token Reserves		40,000,000.00	**
SPV Investment		20,000,000.00
		171,801,681.00
Total Assets		183,615,287.10
Liabilities & Equity
Liabilities
RWA Committed Reserve Value		90,000,000.00
		90,000,000.00
Equity
Market Profits		8,577,157.10
Tokens In SPV		85,038,130.00
		93,615,287.10	***

Total Liabilities & Equity		183,615,287.10

^Token Value Adjustment base on Moving Spot price
*USD Fiat
** Exclusively reserved for the RWA swap
***Token Par Value ($0.936))		-

This financial statement hasbeen prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Organization

P/E Capital DAO LLC (the "Company") is a Wyoming limited liability company formed to develop and manage digital asset and tokenized real-world asset investment activities. The Company serves as the issuer of the EMRL.D security token.

NOTE 2 - Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting for inclusion in the Company's Offering Statement under Regulation A of the Securities Act of 1933. These financial statements are presented pursuant to the applicable requirements of Regulation A.

We use our 2025 Balance Sheet as the starting point following the successful raising of $250,000 from pioneer investors under Regulation D (private qualified investors) and the issuance of 100 million tokens at a seeding price of $0.20 per token. The pre-seed proceeds were initially recorded as a liability because no tokens had yet been delivered. This accounting treatment is consistent with GAAP.

In Q1 2026, the tokens were delivered to the pioneer investors and the founders. During the same period, the Company also recorded token deliveries to its first institutional investor, Nimbus Capital of Panama, as well as approximately $500,000 in additional proceeds from the Regulation D program. All token deliveries are recorded and traceable on the Polygon blockchain.

On April 3, 2026, the token began trading on two international digital asset exchanges (BitMart and BitMax/AscendEX), establishing a market-based price discovery (spot price) ranging from $1.50 to $1.80 per token. This market price established the value of the treasury tokens held by the SPV, further expanding its balance sheet.

Because the 2026 financial statements cover only the first six months of the fiscal year, we submitted interim financial statements for that period. Both the 2025 and interim 2026 financial statements have been prepared in accordance with GAAP.

NOTE 3 - Significant Accounting Policies

Cash and cash equivalents consist of cash held in financial institutions and digital asset wallets.

Receivables are recorded at amounts expected to be collected.

Digital assets held for treasury, deployment, and reserve purposes are recorded in accordance with management's accounting policies.

Revenue is recognized when the Company satisfies its contractual performance obligations.

Management uses estimates and assumptions in preparing the financial statements.

NOTE 4 - Digital Assets

Digital assets consist primarily of EMRL.D tokens held for treasury, deployment, future awards, and strategic reserve purposes. Management periodically evaluates the carrying values of these assets based on its established accounting policies.

NOTE 5 - Receivables

Receivables consist primarily of amounts due from institutional investors, OTC transactions, and digital asset exchanges. Management believes these balances are collectible.

NOTE 6 - Revenue

Revenue for the six months ended June 30, 2026 was derived primarily from institutional subscriptions, Buy Call agreements, OTC transactions, and exchange deployment activities. Revenue is recognized when the related contractual obligations are satisfied.

NOTE 7 - Related Party Transactions

The Company entered into transactions with related parties in the ordinary course of business, including token-based compensation and reimbursement of certain operating costs. Management believes these transactions were conducted on terms considered reasonable under the circumstances.

NOTE 8 - Commitments and Contingencies

The Company has contractual commitments relating to digital asset reserves, strategic investment arrangements, and token deployment activities. Management is not aware of any material contingencies requiring additional disclosure as of June 30, 2026.

NOTE 9 - Subsequent Events

Management evaluated subsequent events through the date the financial statements were available to be issued and determined that no material events requiring adjustment or additional disclosure had occurred.

SIGNATURE

Pursuant to the requirements of Regulation A, the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City ofJackson, State ofWyoming, onMay 26, 2026.

P/E CAPITAL DAO LLC

By:

VIRGILIOV.IBONESIIIChief Operating Officer (COO)Sole Offering Principal and Duly Authorized Representative of the Issuer

This Offering Statement has been signed by the following person in the capacity and on the date indicated.

(Signature)/s/VIRGILIOV.IBONESIII(Title)Chief Operating Officer (COO)

Sole Offering Principal and Duly Authorized Representative of the Issuer

(Date)May 26, 2026